Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	RANDGOLD RESOURCES LIMITED
2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights Other (please specify):

3. Full name of person(s) subject to notification obligation:	FMR LLC

4. Full name of shareholder(s) (if different from 3):	See attached schedule

5. Date of transaction (and date on which the threshold is crossed or reached if different):	08 April 2009

6. Date on which issuer notified:	09 April 2009

7. Threshold(s) that is/are crossed or reached:	13%
8: Notified Details

A: Voting rights attached to shares

Situation previous to
	the triggering		Resulting situation after the triggering transaction
Class/type of	transaction			Number of voting		Percentage of
shares	Number of	Number of	Number	rights		voting rights
If possible use ISIN code	shares	voting rights	of shares	Direct	Indirect	Direct	Indirect

ISIN: GB00B01C3S32	10,037,491	10,037,491	9,925,491		9,925 491		12.94%
B: Financial Instruments

Resulting situation after the triggering transaction

No. of voting rights
Type of		Exercise/	that may be acquired
financial		conversion	(if the instrument	Percentage of
instrument	Expiration date	period/date	exercised/converted)	voting rights

Total (A+B)
Number of voting rights		Percentage of voting rights
	9,925,491		12.94%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

See attached schedule

Proxy Voting:

10. Name of proxy holder:	FMR LLC

11. Number of voting rights proxy holder will cease to hold:	112,000

12. Date on which proxy holder will cease to hold voting rights:	08 April 2009

13. Additional information:	None

14 Contact name:

15. Contact telephone name:

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name	FMR LLC
(including legal form of legal entities)

Contact address
(registered office for legal entities)

Phone number & email

Other useful information	Amanda Chana
(at least legal representative for legal persons)	fil-regreporting@fil.com
B: Identity of the notifier, if applicable

Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street,
St.Helier, Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444
dhaddon@randgoldresources.com

Other useful information
(e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

FMR
Issuer Name:	RANDGOLD RESOURCES LIMITED
Current ownership percentage:		12.94%
Total shares held:		9,925,491
Issued voting right capital:		76,669,778

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY

FMR LLC is the parent holding
company of Fidelity Management &	6,128,825	Brown Brothers	FMRCO
Research Company (FMRCO),		Harriman and CO
Investment manager for US mutual	104,200	Citibank NA	FMRCO
funds, and Fidelity Management	257,115	JP Morgan Chase	FMRCO
Trust Company (FMTC) and		Bank
Pyramid Global Advisors Trust	373,966	Mellon Bank N.A.	FMRCO
Company (PGATC), a US state	25,300	Northern Trust CO	FMRCO
chartered bank which acts as a	500	State Street Bank
trustee or investment manager of		and TR CO	FMR
various pension and trust accounts	3,030,185	State Street Bank
and Pyramid Global Advisors LLC		and TR CO	FMRCO
(PGALLC).	4,800	State Street Bank
		and TR CO	FMTC
	600	CIBC Mellon
		Trust (C)	FCL